PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2013. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2013, which is expected to be filed by March 31, 2014, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of February 12, 2014.

2013 HIGHLIGHTS

2013 was a turbulent year for precious metals mining companies. The price of gold, which had increased more than 500% during the 12 years ended in 2012, declined by 28% in 2013, the largest annual decline since 1981. Notwithstanding these market conditions, 2013 was a successful year for Primero, with gold equivalent production up 29% from 2012, resulting in a 10% increase in revenue in 2013 compared with 2012.In 2013, the Company also acquired 100% of the Cerro del Gallo project and announced the acquisition of Brigus Gold Corp. (“Brigus”), which is expected to close in March 2014, diversifying its asset portfolio and moving towards its goal to become a mid-tier producer. The specific highlights for the 2013 fourth quarter and year are:

•	Produced 34,371 gold equivalent ounces¹ in the fourth quarter and 143,114 gold equivalent ounces in 2013, compared to 26,310 and 111,132 gold equivalent ounces, respectively, in 2012.

•	Produced 29,097 ounces of gold in the fourth quarter and 111,983 ounces of gold in 2013, compared to 23,143 ounces and 87,900 ounces, respectively, in 2012.

•	Produced 1.6 million ounces of silver in the fourth quarter and 6.05 million ounces in 2013, compared to 1.32 million ounces and 5.13 million ounces, respectively, in 2012.

•	Sold 999,162 ounces of silver at spot prices in 2013 before reaching the end of the third year of the silver purchase agreement, compared to 716,229 ounces in 2012.

•

Incurred total cash costs per gold equivalent ounce² of$660for the fourth quarter and $599for 2013compared to $677 and $636, respectively, in 2012. On a by-product basis, total cash costs per gold ounce were $550for the fourth quarter and $389for 2013, compared to $535 and $366 per gold ounce, respectively, for 2012.

•	Incurred all-in sustaining costs per ounce³ of $1,415 for the fourth quarter and $1,077for 2013, compared to $1,644 and $1,134 respectively in 2012.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
•

Earned adjusted net income of $1.6 million ($0.01 per share) for the fourth quarter and $38.7 million ($0.36 per share) for 2013, compared to $4.5 million ($0.05 per share) and $41.3 million ($0.45 per share), respectively, in 2012. A significant one-time, non-cash deferred tax charge of $35.9 million in the fourth quarter of 2013, due to the introduction of a mining royalty in Mexico, resulted in net losses of $35.9 million ($0.31 per share) for the fourth quarter and $4.3 million ($0.04 per share) for 2013, compared to net income of $1.2 million ($0.01 per share) and $49.6 million ($0.54 per share), respectively, in 2012.

•	Generated operating cash flows before working capital changes of $14.0 million in the fourth quarter, and $72.4 million in 2013, compared to $17.8 million and $88.8 million, respectively, in 2012;

•	Acquired 100% of the Cerro del Gallo gold-silver-copper development stage project in Guanajuato, Mexico.

•

Entered into a definitive agreement to acquire Brigus in December 2013, which after spinning out various exploration assets, will result in the Company owning 100% of the producing Black Fox mine and adjacent Grey Fox development project in Ontario, Canada. The acquisition is expected to close in March 2014.

1

“Gold equivalent ounces” includes silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for 2013 was based on realized prices of $1,394 per ounce of gold and $6.97 per ounce of silver.

2

Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Total cash costs per gold ounce” below for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

3

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non- GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. Refer to “Non-GAAP measure – All-in sustaining costs per gold ounce” below for a reconciliation of all-in sustaining costs per gold ounce.

4

Adjusted net income and adjusted net income per share are non-GAAP measures. Adjusted net income is net income adjusted for unusual items. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Adjusted net income” below for a reconciliation of adjusted net income to reported net income.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

OVERVIEW

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. The Company owns one producing property, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, one gold-silver-copper project in the development stage, Cerro del Gallo, located in the state of Guanajuato in central Mexico and one exploration property, Ventanas, located in Durango state, Mexico.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. After the acquisition of Cerro Resources NL in May 2013 until December 30, 2013, the Company’s shares were also listed on the Australian Securities Exchange (“ASX”) under the symbol “PPM”. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol “P.WT”.

With the recent addition of the Cerro del Gallo development project and the announcement of its intention to acquire Brigus, Primero is well positioned as an emerging mid-tier gold producer with a diversified production base in geo-politically stable jurisdictions. The Company believes that the San Dimas mine provides a solid production base with short-term opportunities to optimize mine capacity, increase mill throughput and expand production. The Cerro del Gallo project increased the Company's reserves and resources and, assuming the Company makes a construction decision and builds the processing facilities, will deliver an additional 95,000 gold equivalent ounces per year of production. The potential acquisition of Brigus is expected to add over 100,000 gold equivalent ounces of annual production at below market average cash costs. With all these assets, Primero expects its production could grow to 400,000 gold equivalent ounces by the end of 2016 .The Company also continues to consider other precious metal asset acquisitions in low risk regions of the Americas to grow this production base further.

RECENT CORPORATE DEVELOPMENTS

Agreement to acquire Brigus

On December 16, 2013, the Company announced that it had entered into an arrangement agreement whereby Primero will acquire all outstanding common shares of Brigus pursuant to a plan of arrangement (the “Arrangement”) to create a diversified, Americas based mid-tier gold producer. Brigus’ main asset is the producing Black Fox mine and the adjacent Grey Fox development project, located in the Timmons Gold District of Ontario, Canada. During 2013, the Black Fox mine produced 98,710 ounces of gold through a combination of underground and open pit mining. Refer to the information circular dated January 27, 2014 filed under the Company’s profile at www.sedar.com.

Under the Arrangement, the Company will acquire each outstanding Brigus common share for 0.175 of a Primero common share (the “Exchange Ratio”). In addition, Brigus shareholders will receive 0.1 of a common share in a newly incorporated company Fortune Bay Corp. (“Fortune Bay”) for each Brigus common share as part of the Arrangement. Fortune Bay will hold Brigus’ interests in the Goldfields project in Saskatchewan and the Ixhuatán and Huizopa projects in Mexico and will be capitalized with approximately Cdn$10 million in cash. Upon completion of the Arrangement, Brigus shareholders will hold, in aggregate, a 90.1% interest in Fortune Bay and Primero will hold the remaining 9.9% interest. All outstanding options to purchase Brigus common shares will be exchanged for options to purchase Primero common shares based upon the Exchange Ratio and each outstanding warrant to purchase a

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Brigus common share will be exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share.

The main benefits of the transaction to the Company are:

•	Adds a high quality producing gold mine in a proven and mining friendly jurisdiction

•	Diversifies production with approximately 100,000 gold equivalent ounces per year, at below industry average cash costs

•	Significantly increases reserves and measured and indicated resources

•	Leverages Primero’s underground mining technical expertise

•	Provides accretive production and cash flow, and

•	Improves market profileand provides a multiple re-rating opportunity as a mid-tier producer with a proven operating team, a superior growth profile and significant exploration upside.

The proposed transaction will be completed by a court-approved plan of arrangement and will require approval by at least 662/3%% of the votes cast by the shareholders of Brigus at a special meeting. The issuance of Primero common shares in connection with the proposed transaction will require the approval of a majority of the shareholders of Primero voting at a special meeting. The shareholder meetings will be held on February 27, 2014. In addition to shareholder and court approvals, the proposed transaction will be subject to applicable regulatory approvals and the satisfaction of certain other customary conditions.

After closing of the transaction, the Company will be required to make change of control offers for Brigus’ outstanding $50 million 6.5% convertible senior unsecured debentures and Cdn$24 million senior secured term notes at 100% and 105%, respectively, of their outstanding principal amount plus accrued interest.

Acquisition of Cerro del Gallo

On May 22, 2013, the Company acquired all of the issued and outstanding common shares of Cerro Resources NL (“Cerro”) by way of a scheme of arrangement under the Australian Corporations Act 2001. Cerro was an exploration and development company whose principal asset was 69.2% of the feasibility stage Cerro Del Gallo project, a gold-silver-copper deposit located in the province of Guanajuato, Mexico. On December 19, 2013, the Company acquired the remaining 30.8% interest in the Cerro del Gallo project from a subsidiary of Goldcorp Inc.

Under the terms of the scheme of arrangement, each Cerro shareholder received 0.023 of a Primero common share for each Cerro common share held, and each Cerro option holder received 0.023 of a Primero option for each Cerro option held. Additionally, Cerro shareholders received 80.01% of the common shares of a newly incorporated company, Santana Minerals Limited ("Santana"). Santana assumed Cerro's interests in the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects, shares in Syndicated Metals Limited and approximately $4 million in cash. The Company subscribed for a 19.99% interest in Santana, whose shares are listed on the ASX under the symbol “SMI”. The total purchase price of Cerro was $97.8 million, which was substantially funded by the issue of 18 million Primero common shares. The consideration for the remaining 30.8% interest in the Cerro del Gallo project comprised an upfront cash payment of $8 million, plus contingent payments based on meeting certain milestones or market conditions (see “Liquidity outlook - Cerro del Gallo liquidity considerations” below).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Cerro del Gallo is an attractive long-life project that significantly increased Primero’s reserves and measured and indicated resources and will diversify the Company’s near-term production with an anticipated additional 95,000 gold equivalent ounces per year. In May 2013, the Company commenced an assessment of the alternatives for the long term development of the project. The May 2012 Definitive Feasibility Study ("DFS")1 on the project contemplated only a phase one ("Phase I") heap leach of 4.5 million tonnes per year of oxidized and partially oxidized ore for 7.2 years of production. The May 2012 DFS superseded an earlier preliminary assessment in May 2011, that identified a potential phase two ("Phase II") addition of carbon-in-leach ("CIL") processing of fresh rock commencing in the fifth year. This assessment was completed in the fourth quarter of 2013 and concluded that no significant changes should be made to the Phase I operation as it was defined in the DFS and that further evaluation of the Phase II addition is required, particularly in light to the recent exploration success of a high grade epithermal vein system located near the main ore body. The discovery of this vein system has led management to reconsider the original Phase II scoping and to continue the regional exploration program in 2014 in order to assess the high grade mineralization around the Cerro del Gallo project. As stated in the January 13, 2014 press release, work at Cerro del Gallo will continue in 2014 on land acquisition, water drilling, permitting and engineering efforts (including mine plan optimization, process optimization to improve recovery, reduce capital and operating expenditures) in order to advance the project to a construction decision by the end of the second quarter in 2014. The Company’s 2014 budget for Cerro del Gallo is $12.9 million including $2.5 million for exploration and condemnation drilling. This spending is expected to be sufficient to complete all outstanding permitting, land acquisition, basic engineering of the mine processing facilities and a preliminary exploration program.

____________________________
1Refer to “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico, Effective Date: 11th May 2012, Report Date: 29th June 2012” filed on www.sedar.com.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

SELECTED ANNUAL INFORMATION

	Year ended December 31,
	2013	2012	2011
Key Performance Data
Tonnes of ore milled	766,930	721,264	662,612
Produced
Gold equivalent (ounces)	143,114	111,132	102,224
Gold (ounces)	111,983	87,900	79,564
Silver (million ounces)	6.05	5.13	4.60
Sold
Gold equivalent (ounces)	143,972	110,078	100,138
Gold (ounces)	112,846	87,384	77,490
Silver (million ounces)	6.17	5.02	4.63
Average realized prices
Gold ($/ounce)	$1,394	$1,662	$1,561
Silver ($/ounce)¹	$6.97	$7.52	$7.69
Average gold London PM fix	$1,411	$1,669	$1,572
Total cash costs (per gold ounce)
Gold equivalent basis	$599	$636	$640
By-product basis	$389	$366	$384
All-in sustaining costs (per gold ounce)	$1,077	$1,134	$968

Financial Data			(Restated)
(in thousands of US dollars except per share amounts)
Revenues	200,326	182,939	156,542
Earnings from mine operations	76,004	79,389	65,090
Net (loss) income	(4,250)	49,553	49,644
Adjusted net income	38,668	41,292	28,261
Basic (loss) income per share	(0.04)	0.54	0.56
Diluted (loss) income per share	(0.04)	0.54	0.54
Adjusted net income per share	0.36	0.45	0.32
Operating cash flows before working capital changes	72,396	88,808	77,591
Assets
Mining interests	636,253	496,132	486,424
Total assets	782,924	670,506	609,259
Liabilities
Long-term liabilities	76,141	47,253	52,299
Total liabilities	121,834	98,768	121,419
Equity	661,090	571,738	487,840
Weighted average shares outstanding (basic)(000's)	108,528	91,469	88,049
Weighted average shares outstanding (diluted)(000's)	108,904	91,635	96,562

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
1

Due to a silver purchase agreement originally entered into in 2004, Primero sells the majority of silver produced at the San Dimas mine at a fixed price (see “RESULTS OF OPERATIONS -Silver purchase agreement” below).

SELECTED QUARTERLY INFORMATION

		Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2013	2013	2013	2013
Key Performance Data
Tonnes of ore milled	181,626	199,812	201,680	183,811
Produced
Gold equivalent (ounces)	34,371	41,998	39,089	27,656
Gold (ounces)	29,097	31,791	26,904	24,190
Silver (million ounces)	1.60	1.62	1.46	1.37
Sold:
Gold equivalent (ounces)	37,733	40,210	37,555	28,474
Gold (ounces)	32,157	30,261	25,692	24,736
Silver (million ounces)	1.69	1.58	1.42	1.48
Average realized prices
Gold ($/ounce)	$1,265	$1,338	$1,398	$1,626
Silver ($/ounce)	$4.16	$8.42	$11.66	$4.12
Total cash costs (per gold ounce)
Gold equivalent basis	$660	$516	$551	$719
By-product basis	$550	$252	$167	$589
All-in sustaining costs (per gold ounce)	$1,415	$974	$659	$1,236

Financial Data¹
(in thousands of US dollars except per share amounts)
Revenues	47,737	53,793	52,475	46,321
Earnings from mine operations	13,745	22,960	23,593	15,706
Net (loss) income	(35,895)	10,080	4,241	17,325
Adjusted net income	1,570	10,959	17,039	9,415
Basic (loss) income per share	(0.31)	0.09	0.04	0.18
Diluted (loss) income per share	(0.31)	0.09	0.04	0.18
Adjusted net income per share	0.01	0.09	0.16	0.10
Operating cash flows before working capital changes	14,038	20,926	16,932	19,309
Assets
Mining interests	636,253	612,798	600,525	497,300
Total assets	782,924	783,883	780,316	692,015
Liabilities
Long-term liabilities	76,141	49,392	49,678	48,745
Total liabilities	121,834	87,724	95,567	101,675
Equity	661,090	696,159	684,749	590,340
Weighted average shares outstanding (basic)(000's)	115,691	115,546	105,345	97,252
Weighted average shares outstanding (diluted)(000's)	115,972	115,782	105,696	98,034

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

OUTLOOK FOR 2014

In 2014 Primero expects to increase production from San Dimas to between 155,000 and 165,000 gold equivalent ounces, up to 15% higher than 2013, due to operating at the expanded mill throughputrate of 2,500 tonnes per day (“TPD”) by the end of the first quarter.

Cash costs for 2014 are expected to be in the range of $575 to $600 per gold equivalent ounce, or between $340 and $360 per gold ounce on a by-product basis. Primero’s 2014 outlook and 2013 actual performance is summarized in the following table:

	Outlook 2014	2013 Actuals
Attributable gold equivalent production[1]	155,000-165,000	143,114
(gold equivalent ounces)
Gold production	115,000-125,000	111,983
(ounces)
Silver production[5]	6,250,000-6,500,000	6,054,360
(ounces)
Total cash costs[2,3]	$575 - $600	$599
(per gold equivalent ounce)
Total cash costs[2,3] - by-product	$340 - $360	$389
(per gold ounce)
All-in Sustaining Costs[2,3]	$950-$1,050	$1,077
(per gold ounce)

Material assumptions used to forecast total cash costs for 2014 include: an average gold price of $1,200 per ounce; an average silver price of $7.96 per ounce (calculated using the silver purchase agreement contract price of $4.16 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $21 per ounce); and foreign exchange rates of 1.05 Canadian dollars and 13 Mexican pesos to the US dollar.

Capital expenditures during 2014 are expected to be approximately $48.7 million excluding capitalized exploration costs of $18.2 million. San Dimas underground development capital and sustaining capital remain at similar levels to 2013, with approximately 69% of 2014 San Dimas capital expenditures allocated to operations and 31% to projects.

Underground development at the San Dimas mine in 2014 will again be focused in the main mining blocks (Central Block and Sinaloa Graben). In 2014 the majority of the ore is anticipated to come from the Central Block with approximately 25% from the higher-grade Sinaloa Graben block.

The Company’s 2014 $18.2 million exploration program includes 94,000 metres of drilling in near mine and regional exploration at San Dimas, regional exploration at Ventanas and near mine and regional exploration at Cerro del Gallo. The San Dimas near mine exploration program includes approximately 35,000 metres of delineation drilling, 25,000 metres of exploration drilling plus 2,500 metres of exploration drifting. The near mine exploration program will focus mainly on reserve and resource development. The 32,000 meter regional exploration program is targeting the possible extensions of the known underground veins. The majority of the delineation drilling is planned for the Roberta/Robertita and Marina 1/Marina 2 vein systems in the Central Block and the Victoria/Alexa and Elia/Aranza vein systems in the Sinaloa Graben.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The Cerro del Gallo exploration program includes approximately 10,000 metres of drilling. Approximately 80% of the 25,269 hectare San Anton property remains unexplored. Results of the 2014 exploration program are expected to be an important contributor to a Cerro del Gallo construction decision.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

REVIEW OF OPERATIONS San Dimas mine

The following table discloses operating data for the San Dimas mine for the years ended December 31, 2013 and 2012, as well as the fourth quarter 2013 and the preceding four quarters.

	Year ended December 31,		Three months ended
	2013	2012	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13	31-Dec-12
Key Performance Data
Tonnes of ore mined	792,239	731,310	205,345	198,222	207,263	181,408	199,966
Tonnes of ore milled	766,930	721,264	181,626	199,812	201,680	183,811	190,073
Average mined grade ( grams/tonne)
Gold	4.86	3.90	5.99	5.13	4.19	4.06	3.90
Silver	270	234	338	266	237	234	229
Average mill head grade (grams/tonne)
Gold	4.67	3.90	5.17	5.08	4.25	4.20	3.90
Silver	258	234	292	265	236	242	228
Average recovery rate (%)
Gold	97%	97%	96%	97%	98%	98%	97%
Silver	95%	95%	94%	95%	96%	96%	95%
Produced
Gold equivalent (ounces)	143,114	111,132	34,371	41,998	39,089	27,656	26,310
Gold (ounces)	111,983	87,900	29,097	31,791	26,904	24,190	23,143
Silver (million ounces)	6.05	5.13	1.60	1.62	1.46	1.37	1.32
Sold
Gold equivalent (ounces)	143,972	110,078	37,733	40,210	37,555	28,474	25,416
Gold (ounces)	112,846	87,384	32,157	30,261	25,692	24,736	22,404
Silver at fixed price (million ounces)	5.17	4.30	1.69	1.18	0.82	1.48	1.25
Silver at spot (million ounces)	1.00	0.72	-	0.40	0.60	-	-
Average realized price (per ounce)
Gold	$1,394	$1,662	$1,265	$1,338	$1,398	$1,626	$1,715
Silver	$6.97	$7.52	$4.16	$8.42	$11.66	$4.12	$4.12
Total cash operating costs ($000s)	$85,739	$70,716	$22,676	$21,660	$21,530	$19,873	$17,818
Total cash costs (per gold ounce)
Gold equivalent basis	$599	$636	$660	$516	$551	$719	$677
By-product basis	$389	$366	$550	$252	$167	$589	$535
All-in sustaining costs (per ounce)	$1,077	$1,134	$1,415	$974	$659	$1,236	$1,644

The San Dimas mine produced 111,983 ounces of gold and 6.05 million ounces of silver in 2013, 27% more and 18% more, respectively, than 2012. The increase in gold production was due mainly to 6% higher throughput from 721,264 tonnes in 2012 to 766,930 tonnes in 2013, and a 20% and 10% increase, respectively, in gold and silver grade. The throughput increase was due in part to a mine and mill optimization initiative that the Company started in Q3 2012 and completed in Q1 2013. The increase in grade was due to reduced mining dilution as well as the mining of high grade pillars.The mill is currently undergoing an expansion to 2,500 TPD that is expected to be completed by the end of Q1 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Quarterly production increased each quarter from Q4 2012 to Q3 2013. The decline in Q4 2013 was due to the planned mill shutdown, which began on December 21 and ended on January 7, 2014, in order to carry out maintenance, equipment tie-ins and testing of components associated with the mill expansion. ..

Total cash costs on a gold equivalent and by-product basis in 2013 were $599 and $389 per ounce, respectively, compared with $636 and $366 per ounce, respectively, in 2012. Operating costs were 21% ($15.0 million) higher in 2013than 2012 and were offset by a 29% increase in gold equivalent ounces produced. Most of the increases in input costs related to labour, contractors and mine and mill maintenance. Labour costs increased by $8.6 million, including $3.2 million for social security payments as a result of registering all the workers in the federal social security system (see “ANNUAL RESULTS OF OPERATIONS - Other expense” below), $3.9 million for annual pay rate and productivity bonus increases and $0.9 million for organizational restructuring and training. Contractor costs increased by $3.9 million, including $2.7 million for long hole mining and $0.7 million for upgrading and expanding the external security force. Maintenance costs increased $1.1 million due mainly to equipment parts replacement and the higher tonnage processed.

The Company incurred all-in sustaining costs of $1,077 per gold ounce in 2013, compared with $1,134 per gold ounce in 2012. All-in sustaining costs increased to $120.6 million in 2013 from $99.6 million in 2012 due to the operating cost increases described above as well as higher sustaining capital expenditures, partly offset by $5.5 million lower corporate general and administrative costs.

The 3.5 million ounce annual threshold under the silver purchase agreement was met in early April 2013, approximately half a month before 2012. The Company sold 999,162 ounces at market prices in 2013, 40% more than 2012. The Company realizes silver spot sales in its second and third quarters, hence total cash costs per ounce and all-in sustaining cash costs are lower in these quarters than the first and fourth quarters.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

ANNUAL RESULTS OF OPERATIONS

		For the year ended
In thousands of US dollars except per share amounts		December 31
		2013		2012		Change from prior year
	$		$		$		%
Revenue		200,326		182,939		17,387	10
Operating expenses		(88,086)		(75,495)		(12,591)	17
Depreciation and depletion		(36,236)		(28,055)		(8,181)	29
Total cost of sales		(124,322)		(103,550)		(20,772)	20
Earnings from mine operations		76,004		79,389		(3,385)	(4)
Exploration expenses		(431)		-		(431)	100
General and administrative		(24,470)		(30,003)		5,533	(18)
Finance, foreign exchange, and other expense		(9,953)		(4,711)		(5,242)	111
Earnings before income taxes		41,150		44,675		(3,525)	(8)
Income tax (expense) recovery		(45,400)		4,878		(50,278)	(1031)
Net (loss) income for the period		(4,250)		49,553		(53,803)	(109)

Adjusted net income for the period		38,668		41,292		(2,624)	(6)

Basic (loss) income per share		(0.04)		0.54		(0.58)	(107)
Diluted (loss) income per share		(0.04)		0.54		(0.58)	(107)
Weighted average number of common shares outstanding - basic		108,528		91,469		17,059	19
Weighted average number of common shares outstanding - diluted		108,904		91,635		17,269	19

The Company recorded a net loss of $4.3million ($0.04 per share) in 2013 compared with net income of $49.6 million ($0.54 per share) in 2012 due mainly to recording a significant deferred tax liability related to a new Mexican mining royalty (see “ANNUAL RESULTS OF OPERATIONS – Income taxes” below). Earnings before income taxes were $41.2 million in 2013, $3.5 million lower than 2012, (primarily due to commodity price declines), however, income tax expense of $45.4 million in 2013 (of which $43.3 million was deferred taxes) resulted in the net loss.

Adjusted net income, which primarily excludes deferred taxes resulting from the introduction of the new royalty in Mexico in 2013 and the impact of foreign exchange rate changes on deferred tax balances in both periods, was $38.7 million ($0.36 per share) for 2013, compared to $41.3 million ($0.45 per share) for 2012. Higher revenue in 2013 was offset by higher operating expenses and higher depreciation and depletion expenses, resulting in earnings from mine operations of $76.0 million in 2013, compared with $79.4 million in 2012.

Revenue

Revenue was $200.3 million in 2013, 10% higher than 2012. Revenue from gold increased 8% to $157.3 million in 2013 from $145.2 million in 2012. Gold sales increased 29% to 112,846 ounces in 2013 from 87,384 ounces in 2012, while the average realized gold price declined 16% to $1,394 per ounce in 2013 from $1,662 per ounce in 2012. Gold and other commodity prices declined significantly in 2013, mainly due to the improving global (and particularly US economy), concerns over the cessation of quantitative easing in the U.S., generally strong overall equity markets and a rising US dollar.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Revenue from silver increased 14% to $43.0 million in 2013 from $37.7 million in 2012. Silver sales increased 23% to 6.17 million ounces in 2013 from 5.02 million ounces in 2012, while the average realized silver price decreased 7% to $6.97 per ounce in 2013 from $7.52 per ounce in 2012. The Company sold 5.17 million ounces at an average price of $4.14 per ounce in 2013 under the silver purchase agreement (see “Silver purchase agreement” below), compared with 4.3 million ounces at $4.10 per ounce in 2012. In addition, the Company sold 999,162 ounces of silver at an average price of $21.60 in 2013, compared with 716,229 ounces at an average price of $28.03 in 2012.

Silver purchase agreement

In 2004, the owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine. The amendments provided that for each of the first four years after the acquisition date (until August 5, 2014), the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. From August 6, 2014 and for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than the market price have been reflected in the fair value of the mining interests recorded upon acquisition of the San Dimas mine. The Company has presented the obligation to sell any silver production to Silver Wheaton Caymans as part of the mining interests, as the Company did not receive any of the upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas mine. Further, the Company does not believe that the obligation meets the definition of a liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver.

Operating expenses

Operating expenses of the San Dimas mine were $88.1 million in 2013 compared to $75.5 million in 2012 due to the increase in production, sales and costs. Gold equivalent and by-product cash costs per ounce were $599 and $389, respectively, for 2013, compared with $636 and $366, respectively, for 2012. A 21% increase in total cash operating costs was offset by a 29% increase in gold equivalent ounces in 2013, resulting in a 6% decrease in cash costs per gold equivalent ounce. Cash operating costs increased to $85.7 million in 2013 from $70.7 million in 2012 mainly due to higher labour, contractor and maintenance costs (see “REVIEW OF OPERATIONS - San Dimas mine” above for details). Operating expenses include $0.3 million and $1.2 million of share-based payments expense related to personnel at the mine for 2013 and 2012, respectively.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Depreciation and depletion expense

Depreciation and depletion expense increased by 29% in 2013 to $36.2 million from $28.1 million in 2012, which was in line with the increase in gold production. Depletion cost is initially charged to inventory during the production process and then transferred to cost of sales when the inventory is sold. The San Dimas mining properties are depleted using a units-of-production basis and hence depletion increases as production increases.

General and administrative expenses

General and administrative expenses were $24.5 million in 2013, compared to $30.0 million in 2012, broken down as follows:

	Year ended
	December 31,
(In thousands of U.S. dollars)	2013	2012

Share-based payments	6,441	15,049
Salaries and wages	8,257	5,761
Rent and office costs	1,904	1,402
Legal, accounting, consulting, and other professional fees	3,753	4,628
Other general and administrative expenses	4,115	3,163
Total	24,470	30,003

The significantly higher share-based payments charge in 2012 was primarily due to an increase in the value of units in the Company’s phantom share unit plan as a result of a 97% increase in the price of the Company’s common shares in 2012, compared to a 27% decline in 2013.Equity values of most precious metals mining companies declined significantly during 2013 as a result of the drop in metals prices and other factors and the Company’s share price performance was superior to most of its peers and industry indices. The increase in salaries and wages was due mainly to the hiring of additional management and technical personnel in 2012 after the start of the year and in 2013.The decrease in legal, accounting, consulting, and other professional fees in 2013 was due largely to costs incurred related to the Advanced Pricing Agreement (“APA”) filing in Mexico and the reserves and resources review in 2012. Other general and administrative expenses were higher in 2013 partly due to increased spending on regulatory matters resulting from the Company’s acquisition of Cerro and ASX listing and later delisting, as well as increased travel expenses related to higher staffing levels and increased travel.

Other expense

Other expense was $8.6 million for 2013, compared to $1.8 million for 2012. The amount in 2013 includes $5.5 million in respect of social security premiums in Mexico for the period from the acquisition of the San Dimas mine in August 2010 to the end of 2012. When Primero acquired the San Dimas mine in August 2010, a potential liability was known to exist related to the registration of employees at San Dimas under the Mexican social security system (“IMSS”). Mexico has a legal requirement that employees are registered for IMSS and that their employers pay premiums under the IMSS. The employees were not registered because government provided social security benefits were not available in the vicinity of the mine due to the remoteness of the location. Instead benefits were provided by the employer, DMSL. After the acquisition of the mine Primero continued to provide social security benefits to its Mexican employees.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The Company was in talks with the IMSS authority for about two years before a resolution was reached in July 2013. Effective June 1, 2013 all of the Mexican employees were registered for IMSS and the Company began paying social security premiums on their behalf. In addition, the IMSS authority assessed the Company $6.9 million in respect of past amounts due (including penalties and interest), dating back to August 2010, which the Company paid in August 2013. The amount that related to 2013($1.4 million) was charged to operating expenses and $5.5 million, being the amount that related to 2012 and earlier years, was charged to other expenses in the statement of operations.

Finance income

The Company earned finance income of $0.3 million in2013 compared with $1.2 million in 2012. The amount in 2012 primarily comprised interest income from the Mexican tax authorities on tax refunds received. The Company’s main cash investment objective is to preserve its capital at all costs and hence cash is held in low-risk, low-interest bearing vehicles.

Finance expense

Finance expense was $0.7 million in 2013, compared to $2.9 million in 2012due to lower debt levels. The acquisition of the San Dimas mine was funded in part by a convertible note and a promissory note issued to subsidiaries of Goldcorp. The Company settled the $30 million convertible note balance in August 2012 and the average monthly balance outstanding on the promissory note was $34 million in 2013 compared with $47 million in 2012 on account of principal repayments (see “LIQUIDITY AND CAPITAL RESOURCES” below).

Foreign exchange

The Company recorded a foreign exchange loss of $0.8 million in 2013, compared with a $0.9 million loss in 2012. The losses in 2013 and 2012 were mainly due to realized foreign exchange losses on peso-denominated liabilities as a result of the appreciation of the Mexican peso relative to the US dollar during the year.

Income taxes

The Company recorded an income tax expense of $45.4 million in 2013, compared with an income tax recovery of $4.9 million in 2012. The tax expense in 2013 includes $35.9 million of deferred taxes related to the introduction of a mining royalty in Mexico. On October 31, 2013, the Mexican Congress approved an extensive tax reform bill that has far reaching implications to the mining sector and taxpayers generally. The reforms included a tax-deductible mining royalty of 7.5% on taxable earnings before the deduction of interest, taxes, depreciation and amortization, with precious metals mining companies paying an additional 0.5% on gold and silver revenue. The tax reforms are effective from January 1, 2014.

Under IFRS, the 7.5% royalty is treated as an income tax subject to IAS 12 and therefore deferred taxes must be considered. On enactment, a taxable temporary difference arises, as mining assets and financial assets and liabilities have a book basis but no tax basis for purposes of the royalty. The enactment date is when all steps in the process for legislation to become law have been completed. Since the final step in enacting a tax law in Mexico is for the president to publish the law in the Official Gazette, the enactment date of the reforms was the publication date - December 11, 2013. The amount of deferred tax liability and expense related to the royalty was computed mainly as 7.5% of the book value of the San Dimas and Cerro del Gallo mining properties. This deferred tax liability will be drawn down to nil as a reduction in income tax expense over the life of the mining properties as they are depreciated / depleted.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The impact of foreign exchange on deferred tax assets and liabilities produced a deferred tax expense of $1.2 million in 2013, and deferred tax recovery of $9.8 million in 2012. These adjustments arise because the Company’s Mexican subsidiary measures its non-monetary assets and liabilities in its functional currency (the US dollar) for book purposes but it computes its taxes (and, hence, the tax base of its non-monetary assets and liabilities) in pesos and under IFRS. Changes in the exchange rate give rise to temporary differences that result in a recognized deferred tax liability or asset, with an offsetting charge or credit to profit or loss. Excluding the impact of the mining royalty and foreign exchange rate changes on deferred taxes, the Company incurred an income tax expense of $8.4 million in 2013, compared with $4.9 million in 2012. A breakdown of income taxes for 2013 and 2012 and a reconciliation of actual income taxes to income taxes calculated at the statutory rate are disclosed in Note 9 of the consolidated financial statements for the year ended December 31, 2013.

THREE MONTHS ENDED DECEMBER 31, 2013 COMPARED WITH THREE MONTHS ENDED DECEMBER 31, 2012

		For the three months ended
In thousands of US dollars except per share amounts		December 31,
		2013		2012
						Change from prior year
	$		$		$		%
Revenue		47,737		43,597		4,140	9
Operating expenses		(23,494)		(19,328)		(4,166)	22
Depreciation and depletion		(10,498)		(6,798)		(3,700)	54
Total cost of sales		(33,992)		(26,126)		(7,866)	30
Earnings from mine operations		13,745		17,471		(3,726)	(21)
Exploration expenses		(428)		-		(428)	100
General and administrative		(7,682)		(11,064)		3,382	(31)
Finance, foreign exchange, and other expense		(1,556)		(3,726)		2,170	(58)
Earnings before income taxes		4,079		2,681		1,398	52
Income tax (expense) recovery		(39,974)		(1,436)		(38,538)	2684
Net (loss) income for the period		(35,895)		1,245		(37,140)	(2983)

Adjusted net income for the period		1,570		4,528		(2,958)	(65)

Basic (loss) income per share		(0.31)		0.01		(0)	(3200)
Diluted (loss) income per share		(0.31)		0.01		(0)	(3200)

Weighted average number of common shares
outstanding - basic		115,691		93,406		22,285	24
Weighted average number of common shares
outstanding - diluted		115,972		94,785		21,187	22

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The Company recorded a net loss of $35.9 million ($0.31 per share) for the three months ended December 31, 2013(“Q4 2013”) compared with net income of $1.2 million ($0.01 per share) for the three months ended December 31, 2012 (“Q4 2012”), mainly due to a deferred tax expense of $35.9 million in Q4 2013 related to the recently introduced mining royalty tax in Mexico (see “ANNUAL RESULTS OF OPERATIONS –Income taxes” above). Adjusted net income, which primarily excludes the impact of deferred taxes due to the mining royalty in Q4 2013 and foreign exchange rate changes on deferred tax balances in both periods, was $1.6 million ($0.01 per share) in Q4 2013, compared with $4.5 million ($0.05 per share) for Q4 2012.Earnings before taxes were $4.1 million in Q4 2013, compared with $2.7 million in Q4 2012 as lower earnings from mine operations in Q4 2013 were offset by lower general and administrative expenses and reduced losses due to foreign exchange and financing items. In the computation of adjusted net income, the Company recorded income tax expense of $3.4 million in Q4 2013, versus an income tax recovery of $0.4 million in Q4 2012 due mainly to higher pre-tax income in Q4 2013 and the impact of foreign exchange which increased tax expense in Q4 2013 and reduced it in Q4 2012.

Revenue

Revenue was $47.7 million in Q4 2013, 10% higher than Q42012. Revenue from gold increased 6% to $40.7 million in Q4 2013 from $38.4 million in Q4 2012. Gold sales increased 44% to 32,157 ounces in Q4 2013 from 22,404 ounces in Q4 2012, while the average realized gold price decreased 26% to $1,265 per ounce in Q4 2013 from $1,715 per ounce in Q4 2012. Gold and other commodity prices declined sharply in 2013, particularly in the second quarter.

Revenue from silver increased 37% to $7.1 million in Q4 2013 from $5.2 million in Q4 2012. Silver sales increased 35% to 1.69 million ounces in Q4 2013 from 1.25 million ounces in Q4 2012, while the price of silver was 1% higher in Q4 2013 at $4.16 as all the silver production in both periods was sold to Silver Wheaton Caymans under the silver purchase agreement (see “ANNUAL RESULTS OF OPERATIONS -

Silver purchase agreement” above).

Operating expenses

Operating expenses of the San Dimas mine were $23.5 million inQ4 2013 compared to $19.3 million in Q4 2012. Operating expenses in Q4 2012 included $2.7 million related to the Company’s optimization project designed to operate the mill at 2,150 TPD. Excluding this amount, operating expenses increased 38% in Q4 2013, in line with the increase in sales volumes. Cash production costs per gold ounce were $660 and $550, respectively, on a gold equivalent and by-product basis for Q4 2013, compared with $677 and $535, respectively, for Q4 2012. Cash operating costs were 27% higher in Q4 2013 than Q4 2012, however, these increased cash costs were offset by a 31% increase in gold equivalent ounces produced and a 23% increase in by-product silver credits.

Depreciation and depletion expense

Depreciation and depletion expense was $10.5millionin Q4 2013 compared to $6.8 million in Q4 2012 dueto the increase in production and a non-material change in estimation method for depletion. The San Dimas mining properties are depleted on a units-of-production basis and hence depletion increases as production increases.

General and administrative expenses

General and administrative expenses were $7.7 million in Q4 2013, compared to $11.1 million in Q4 2012, broken down as follows:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
	Three months ended
	December 31
(In thousands of U.S. dollars)	2013	2012

Share-based payments	514	6,145
Salaries and wages	3,676	1,895
Rent and office costs	609	546
Legal, accounting, consulting, and other professional fees	1,193	1,078
Other general and administrative expenses	1,690	1,400
Total	7,682	11,064

The reduction in share-based payments expense in Q4 2013 relative to Q4 2012 was due to a 17% decrease in the Company’s share price during Q4 2013, compared to a 25% increase during Q4 2012, which impacted the carrying value of units in the Company’s cash-settled Phantom Share Unit Plans (“PSUP”). The carrying value of PSUs in these plans is marked-to-market each quarter based on the Company’s share price and the resulting adjustment is credited or charged to the statement of operations over the remaining vesting period of the PSUs. The increase in salaries and wages in Q4 2013 was due mainly to new hires during 2013 and bonus accruals, which were under accrued in Q4 2012.

Other expense

Other expense was $1.9 million in Q4 2013, compared to $1.1 million in Q4 2012due mainly to historical adjustments to the Company’s Mexican pension plan resulting from changes to the accounting rules in IAS 19 Employee Benefits.

Finance expense

Finance expense was a recovery of $0.2 million in Q4 2013, compared to $0.8 million expense in Q4 2012.The recovery in Q4 2013 mainly relates to the capitalization of interest to assets under construction, which was $0.7 million higher in Q4, 2013 than Q4 2012. In addition, the average monthly balance outstanding on the promissory note was $32 million in Q4 2013 compared with $40 million in Q4 2012 on account of principal repayments.

Foreign exchange

The Company recorded a foreign exchange gain of $0.2 million in Q4 2013, compared with a foreign exchange loss of $1.3 million in Q4 2012. The Mexican peso appreciated against the US dollar in Q4 2013 and depreciated against the US dollar in Q4 2012 resulting in unrealized foreign exchange gains in 2013 and losses in 2012 on peso-denominated assets net of liabilities.

Income taxes

The Company recorded an income tax expense of $40.0 million in Q4 2013, compared with $1.4 millionin Q4 2012. The tax expense in Q4 2013 includes $35.9 million of deferred taxes related to the introduction of a mining royalty tax in Mexico (see “ANNUAL RESULTS OF OPERATIONS – Income taxes” above).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

SELECTED QUARTERLY FINANCIAL DATA

The following table provides summary unaudited financial and operating data for the last eight quarters.

(In thousands of US$ except for per share
amounts and operating data)	2013				2012
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	47,737	53,793	52,475	46,321	43,597	38,277	57,061	44,004
Net (loss) income	(35,895)	10,080	4,241	17,325	1,245	11,586	6,579	30,143
Basic (loss) income per share	(0.31)	0.09	0.04	0.18	0.01	0.12	0.07	0.34
Diluted (loss) income per share	(0.31)	0.09	0.04	0.18	0.01	0.12	0.07	0.31
Adjusted net income	1,570	10,959	17,039	9,415	4,528	2,634	15,369	18,780
Adjusted net income per share	0.01	0.09	0.16	0.10	0.05	0.03	0.17	0.21
Operating cash flow before
working capital changes	14,038	20,926	16,932	19,309	17,775	16,172	35,813	20,944
Cash	110,711	125,709	130,390	141,246	139,244	133,130	125,733	86,268
Total assets	782,924	783,883	780,316	692,015	670,506	662,069	640,919	636,210
Long-term liabilities	76,141	49,392	49,678	48,745	47,253	60,676	53,745	52,196
Equity	661,090	696,159	684,749	590,340	571,738	567,683	525,848	518,867
Gold produced (ounces)	29,097	31,791	26,904	24,190	23,143	18,892	23,277	22,588
Gold equivalent ounces produced	34,371	41,998	39,089	27,656	26,310	25,582	33,598	25,793
Gold sold (ounces)	32,157	30,261	25,692	24,736	22,404	17,100	24,876	23,004
Average price realized per gold ounce	$1,265	$1,338	$1,398	$1,626	$1,715	$1,646	$1,610	$1,678
Cash cost per gold equivalent ounce	$660	$516	$551	$719	$677	$699	$525	$674
Cash cost per gold ounce, net of silver by-products	$550	$252	$167	$589	$535	$363	$44	$532
All-in sustaining costs ( per gold ounce)	$1,415	$974	$659	$1,236	$1,644	$1,240	$637	$1,041
Silver produced (million ounces)	1.60	1.62	1.46	1.37	1.32	1.14	1.36	1.32
Silver sold at fixed price (million ounces)	1.69	1.18	0.82	1.48	1.25	0.80	0.92	1.33
Silver sold at spot (million ounces)	-	0.40	0.60	-	-	0.25	0.47	-

Gold production, and accordingly sales, were higher in each of the quarters in 2013 than the quarters in 2012 mainly due to the Company’s optimization project, which was started in Q3 2012 and finished in Q1 2013, and resulted in increases in tonnes milled. In addition, gold grades were higher in each quarter of 2013 than the quarters of 2012 and silver grades were higher in 2013 except for Q2. Production was lower in Q3 2012 than Q1, Q2 and Q4 2012 partly as expected given the sequencing of the mine plan and also because of power interruptions which impacted the Company’s ability to complete the planned underground development for the quarter and, resultantly, production tonnage for the same period.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Revenue was higher in each quarter of 2013 over the corresponding quarter in 2012, except for Q2. The growth in production and sales in 2013 over 2012 was partly offset by significant decreases in gold and silver prices in 2013, compared with 2012. Revenue in Q3 2013, Q2 2013, Q3 2012 and Q2 2012 included $8.4 million, $13.2 million, $6.8 million and $13.3 million, respectively, of silver sales at spot prices, after the Company reached the annual threshold for deliveries under the silver purchase agreement. These silver spot sales also reduced cash costs per ounce and particularly by-product cash costs per ounce, as well as all-in sustaining costs per ounce in the second and third quarters of each year.

The net loss in Q4 2013 was mainly due to the introduction of a mining royalty in Mexico that resulted in the Company recording a $35.9 million deferred tax liability and expense (see “ANNUAL RESULTS OF OPERATIONS – Income taxes” above). Quarterly net income fluctuates in part as a result of items which are adjusted out in the calculation of adjusted net income. The decrease in adjusted net income in Q4 2013 compared with the other quarters in 2013 was due mainly to the realization of silver spot sales in Q2 and Q3 and higher realized gold prices in Q1. The reduction in adjusted net income in Q4 and Q3 2012 compared with Q2 and Q1 2012 was due mainly to lower sales volumes and higher stock-based compensation, resulting from the increase in the value of issued phantom share units as a result of the increase in the price of the Company’s common shares.

The Company’s cash balance increased each quarter in 2012, fuelled by robust and generally rising metals prices. The large increase in cash in Q2 2012 reflects the receipt of a refund of $20.1 million in taxes after the Company filed its APA ruling. Cash balances decreased in each quarter of 2013 due mainly to the decline in metals prices, coupled with higher investments both in capital expenditures at San Dimas as well as the acquisition of Cerro del Gallo and expenditures to develop the project. Cash in Q4 2013, Q1 2013 and Q1 2012 includes principal and interest payments on the promissory note of $7.1 million, $7.8 million and $9.4 million, respectively.

The significant increases in total assets and equity in Q2 2013 was due mainly to the closing of the acquisition of Cerro for a purchase price of $97.8 million, funded through the issuance of 18 million common shares.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Non – GAAP measure – Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a byproduct basis to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
Operating expenses per the consolidated
financial statements ($000's)	23,494	19,328	88,086	75,495
Share-based payment included in
operating expenses($000's)	(106)	(360)	(344)	(1,177)
Inventory movements and adjustments ($000's)	(712)	(1,150)	(2,003)	(3,602)
Total cash operating costs ($000's)	22,676	17,818	85,739	70,716
Ounces of gold produced	29,097	23,143	111,983	87,900
Gold equivalent ounces of silver produced	5,274	3,167	31,131	23,232
Gold equivalent ounces produced	34,371	26,310	143,114	111,132
Total cash costs per gold equivalent ounce	$660	$677	$599	$636

Total cash operating costs ($000's)	22,676	17,818	85,739	70,716
By-product silver credits ($000's)	(6,672)	(5,434)	(42,199)	(38,609)
Cash costs, net of by-product credits ($000's)	16,004	12,384	43,540	32,107
Ounces of gold produced	29,097	23,143	111,983	87,900
Total by-product cash costs per gold ounce produced	$550	$535	$389	$366

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Gold equivalent ounces of silver produced are computed as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. For the year-to-date periods, the computation is the aggregation of each quarter’s gold equivalent ounces of silver included in the year-to-date period. The computations are shown below.

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
Silver ounces produced (millions) (A)	1.60	1.32	6.05	5.13
Average realized silver price (B)	$4.16	$4.12	$6.97	$7.52
Average realized gold price (C)	$1,265	$1,715	$1,394	$1,662
Gold equivalent ounces of silver (A)x (B)/(C)	5,274	3,167	31,131	23,232

The Company produces one by-product metal, being silver. By-product silver credits are computed as silver ounces produced multiplied by the average realized silver price during a quarter. Cash costs without adjusting for by-product credits would be computed on a co-product basis, whereby total cash operating costs would be allocated separately to production of gold and silver. The basis for the allocation of costs is typically relative realized sales prices, which results in co-product cash costs being exactly the same as cash costs on a gold equivalent ounce basis. Hence cash costs without adjusting for by-product credits are equal to cash costs per gold equivalent ounce.

The Company sells the majority of its silver production at a fixed price of approximately $4 per ounce pursuant to a silver purchase agreement that the Company assumed when it acquired the San Dimas mine. The fixed price approximated the cost of producing silver at the time the silver purchase agreement was entered into by the previous mine owner. The fixed price is reflected in the calculation of by-product silver credits.

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Non – GAAP measure – All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”) published a guidance note on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure and has no standardized meaning throughout the industry. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though, this measure is not representative of all of the Company’s cash expenditures management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The following table provides a reconciliation of all-in sustaining costs per gold ounce to consolidated financial statements for the three months and years ended December 31, 2013 and 2012:

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

Cash costs, net of by-product credits ($000's)	16,004	12,384	43,540	32,107
Corporate general and administrative expenses
Share-based payments ($000's)	514	6,145	6,441	15,049
Other general and administrative expenses ( $000's)	7,168	4,919	18,029	14,954
Reclamation cost accretion ($000's)	160	182	641	726
Sustaining capital expenditures ($000's)	17,328	14,414	51,924	36,808
All-in sustaining costs ($000's)	41,174	38,044	120,575	99,644

Ounces of gold produced	29,097	23,143	111,983	87,900

All-in sustaining costs per gold ounce	$1,415	$1,644	$1,077	$1,134

Adjustments

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures, which are disclosed in the consolidated statements of cash flows:

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
Capital expenditures per consolidated statements of cash flows	25,227	17,087	71,481	39,740
Less: San Dimas non-sustaining capital expenditures	(4,128)	(2,660)	(13,687)	(2,083)
Less: capital expenditures attributable to
Cerro del Gallo and Corporate	(3,771)	(13)	(5,870)	(849)
Sustaining capital expenditures attributable to San Dimas	17,328	14,414	51,924	36,808

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. The Company has prepared a discounted cash flow model of the estimated costs to remediate the San Dimas site at the end of the estimated mine life. Reclamation cost accretion was calculated based on a discount rate of 7.75% and estimated remediation costs of $31.3 million, which are generally expected to be incurred in 2035 and 2036. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Non – GAAP measure – Adjusted net income

The Company has included the non-GAAP performance measures of adjusted net income and adjusted net income per share, throughout this document. Items are adjusted where considered to be unusual or non-recurring based on the historical and expected future performance of the Company. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Year ended
(In thousands of US dollars except per share amounts)	December 31,		December 31,
	2013	2012	2013	2012

Net (loss) income	(35,895)	1,245	(4,250)	49,553
Loss on derivative contracts	-	750	-	226
Impact of foreign exchange on deferred income
tax assets and liabilities	712	1,844	1,169	(9,822)
Liability for social security payments net of tax	-	-	3,823	-
Third party transaction costs	889	689	2,062	1,335
Deferred tax recorded on enactment of Mexican
royalty tax	35,864	-	35,864	-
Adjusted net income	1,570	4,528	38,668	41,292

Adjusted net income per share	0.01	0.05	0.36	0.45

Weighted average number of
common shares outstanding (basic)	115,691,337	93,406,583	108,528,425	91,469,356

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Non – GAAP measure - Operating cash flows before working capital changes

The Company has included the non-GAAP performance measure operating cash flows before working capital changes in this MD&A. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Year ended
(In thousands of US dollars)	December 31,		December 31,
	2013	2012	2013	2012
Cash provided by operating activities	25,446	28,509	69,805	114,210
Change in non-cash operating working capital	(11,408)	(10,734)	2,591	(25,402)
Operating cash flows before working capital changes	14,038	17,775	72,396	88,808

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

LIQUIDITY AND CAPITAL RESOURCES

YEAR ENDED DECEMBER 31, 2013 COMPARED WITH YEAR ENDED DECEMBER 31, 2012

As at December 31, 2013, the Company had cash of $110.7 million (December 31, 2012 - $139.2 million), and working capital of $100.0 million (December 31, 2012 – $113.1 million).

Net cash flows for 2013 and 2012 were as follows:

(In thousands of US dollars)		Year ended December 31,
		2013		2012
Cash Flow:	$		$
Provided by operating activities		69,805		114,210
Used in investing activities		(83,812)		(38,548)
Used in financing activities		(12,927)		(16,542)
Effect of exchange rate changes on cash		(1,599)		(637)
Increase in cash		(28,533)		58,483
Cash, beginning of period		139,244		80,761
Cash, end of period		110,711		139,244

Operating activities

In 2013, the Company generated net cash flows from operating activities of $69.8 million, being cash flows before changes in working capital of $72.4 million and outflows for non-cash working capital of $2.6 million. The cash flows before changes in working capital primarily comprised cash earnings from mine operations of $112.6 million, offset by cash general and administrative costs of $18.0 million, $13.5 million in PSU payments, $6.9 million for social security premiums assessed under the Mexican social security system (most of which relates to the period before 2013) and income taxes paid of $1.3 million. The cash outflows for non-cash working capital of $2.6 million resulted primarily from an increase in trade receivables and prepaid expenses, partly offset by an increase in trade payables.

During 2012, the Company generated net cash flows from operating activities of $114.2 million, being cash flows before changes in working capital of $88.8 million and inflows from non-cash working capital of $25.4 million. The cash flows before changes in working capital primarily comprised cash earnings from mine operations of $108.6 million, offset by cash general and administrative costs of $14.9 million, income taxes paid of $2.0 million and $0.9 million in PSU payments. The inflows from non-cash working capital of $25.4 million resulted primarily from collecting net taxes receivable of $14.6 million after filing the APA application in October 2011, as well as an increase of $7.6 million in payables.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Investing activities

Cash flows used in investing activities were $83.8 million in 2013, compared with $38.5 million in 2012. Capital expenditures at San Dimas increased to $67.7 million in 2013 from $39.7 million in 2012, broken down as follows:

		2013		2012
	$	millions	$	millions
Projects
Mill expansion to 2,500 TPD		8.2		2.4
New waste pad		6.2		0.6
Expansion of hydro-electric facility		3.7		0.4
Tailings pumps		0.4		2.0
Others		2.5		2.3
Project sub-total		21.0		7.7
Sustaining capital		16.5		7.1
Mine development and raise boring		15.6		12.6
Exploration
Delineation and exploration drilling		6.8		10.6
Exploration drifting		3.9		1.7
Regional exploration		3.9		-
Exploration sub-total		14.6		12.3
		67.7		39.7

Project and sustaining capital expenditures were higher than normal in 2013 because the Company is ramping up production and requires expanded facilities and the lack of historical investment to update plant and equipment. The mill expansion, new waste pad and hydro-electric plant expansion are expected to be completed in 2014 for an aggregate incremental cost of $10.5 million.

In 2013, the Company also invested $15.1 million of cash in the acquisition of the Cerro del Gallo project and capital expenditures to develop the project as well as $1.3 million to acquire its interest in Santana (see “Recent corporate developments” above).

Interest received in 2013 was $0.3 million, compared with $1.2 million in 2012, mainly related to interest earned on tax refunds in Mexico.

Financing activities

The Company used $12.9 million of cash for financing activities in 2013, being the repayment of the third $5 million instalment under the promissory note and $2.1 million of interest thereon, as well as the $7.8 million excess free cash flow payment relating to the promissory note (see “Debt” below). These payments were offset by cash inflows of $1.9 million from the exercise of stock options. The Company used $16.5 million of cash for financing activities in 2012, being the repayment of the first and second $5 million instalments under the promissory note and $7.2 million of interest thereon, as well as $1.9 million of interest paid on the convertible note prior to conversion (see “Debt” below). These payments were offset by cash inflows of $2.5 million in 2012 from the exercise of stock options.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

THREE MONTHS ENDED DECEMBER 31, 2013 COMPARED WITH THREE MONTHS ENDED DECEMBER 31, 2012

Net cash flows for Q4 2013 and Q4 2012 were as follows:

		Three months ended
(In thousands of US dollars)		December 31
		2013		2012
Cash Flow:	$		$
Provided by operating activities		25,446		28,509
Used in investing activities		(33,144)		(16,915)
Used in financing activities		(7,057)		(5,228)
Effect of exchange rate changes on cash		(243)		(252)
Increase in cash		(14,998)		6,114
Cash, beginning of period		125,709		133,130
Cash, end of period		110,711		139,244

Operating activities

During Q4 2013, the Company generated net cash flows from operating activities of $25.4 million, being cash flows before changes in working capital of $14.0 million and inflows from non-cash working capital of $11.4 million. The cash flows before working capital changes primarily comprised cash earnings from mine operations of $24.2 million, offset by cash general and administrative costs of $7.1 million, PSU payments of $0.6 million and income taxes paid of $0.5 million. Non-cash working capital inflows of $11.4 million mainly relate to an increase in trade and other payables and taxes payable.

During Q4 2012, the Company generated net cash flows from operating activities of $28.5 million, being cash flows before changes in working capital of $17.8 million and inflows from non-cash working capital of $10.7 million. The cash flows before working capital changes primarily comprised cash earnings from mine operations of $24.7 million, offset by cash general and administrative costs of $4.9 million and income taxes paid of $0.5 million. Non-cash working capital inflows of $10.7 million mainly relate to an increase in payables.

Investing activities

Cash flows used in investing activities were $33.1 million for Q4 2013, compared with $16.9 million for Q4 2012. Capital expenditures at San Dimas were $22.3 million in Q4 2013, up from $17.1 million in Q4 2012 due mainly to aggregate costs of $6.7 million towards the mill expansion, the new waste pad and the expansion of the hydro-electric facility. In Q4 2013, the Company also used $8 million of cash to acquire the 30.8% interest of the Cerro del Gallo project that it did not already own (see “Recent corporate developments” above).

Financing activities

The Company used $7.1 million of cash for financing activities in Q4 2013, comprising the third $5 million installment of the promissory note and $2.1 million of interest thereon (see “Debt” below). In Q4 2012, the Company used $5.2 million of cash for financing activities, comprising the second $5 million

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

installment of the promissory note and $2.8 million of interest thereon (see “Debt” below), offset by $2.5 million of cash inflows from the exercise of stock options during the quarter.

Debt

On August 6, 2010, in connection with the acquisition of the San Dimas mine, the Company issued a promissory note for $50 million and a convertible note for $60 million to Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc. (“Goldcorp”). The Company repaid $30 million of the convertible note in cash in October 2011 and the balance in August 2012 through the issuance of 8,422,460 common shares.

The promissory note bears interest at 6% per annum and is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance. The Company generated excess free cash flow of $15.6 million during the year ended December 31, 2012 and accordingly paid $7.8 million to the note holder in February 2013. The third annual installment of $5 million plus accrued interest of $2.1 million was paid on December 31, 2013. The Company did not generate excess free cash flow (as defined in the promissory note) during the year ended December 31, 2013.

The Company is subject to a number of externally imposed capital requirements relating to its debt. The requirements are both financial and operational in nature; the Company has complied with all such requirements during the period.

Pursuant to the terms of the promissory note the Company is required to maintain the following financial covenants:

  Tangible net worth as at the end of each fiscal quarter of at least $400 million, and
  Free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities.

Liquidity Outlook

Management’s most important financial objective is to maintain a strong balance sheet and have sufficient liquidity to fund the Company’s ongoing operations and growth plans, regardless of the level of precious metals prices. Gold and silver prices declined significantly during 2013; in the fourth quarter, for example, the Company realized an average price of $1,265 per ounce, $450 per ounce less than the fourth quarter of 2012. Precious metals prices have been extremely volatile recently and there is considerable uncertainty as to where they will go in the future. The Company has planned for prices to remain at current levels for the short and medium term; its budget for 2014 is based on a gold price of $1,200 per ounce. Management has developed contingency plans in the event that the gold price drops to $1,100 or lower.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

As at December, 2013, the Company had cash of $110.7 million and working capital of $100.0 million. Management estimates that based on spot metal prices as at the date of this MD&A, San Dimas will generate average annual after-tax operating cash flows of approximately $90 million (including the tax reform changes discussed below). In order to provide greater financial flexibility, the Company is in the final stages of arranging a $75 million revolving line of credit, which it expects to close in Q1 2014.

San Dimas liquidity considerations

When the Company purchased the San Dimas mine it assumed a silver purchase agreement under which the majority of silver produced at the mine was sold at a fixed price of approximately $4 per ounce. On October 4, 2012, the Company received a ruling from the Mexican tax authorities that confirmed that the Company's Mexican subsidiary appropriately records revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010. This ruling significantly improves the Company’s cash flow over the five-year duration of the ruling (which expires at the end of 2014). Assuming the Company continues to sell silver from its San Dimas mine on the same terms and there are no changes in the application of Mexican tax laws relative to the ruling, the Company expects to pay taxes on realized prices for the life of the San Dimas mine.

The Company expects to spend approximately $38.3 million on capital expenditures at the San Dimas mine in 2014, with approximately $14.7 million allocated underground development, $11.8 million being sustaining capital and the remainder being allocated to projects. The 2014 project capital includes completing the mill expansion to 2,500 TPD ($3.3 million), the second phase of a two-year waste rock pad project ($3.3 million) designed to support the long-term waste disposal at San Dimas and the completion of project to increase the capacity of the Company’s hydro-electric facility ($3.9 million). In addition to these expenditures, the Company plans to spend $15.7 million on capitalized exploration costs at San Dimas. After 2014, the Company expects to spend approximately $40 million per year on capital expenditures (including capitalized exploration costs) at San Dimas.

Cerro del Gallo liquidity considerations

As described under “RECENT CORPORATE DEVELOPMENTS – Acquisition of Cerro del Gallo” above, the Company now owns 100% of the Cerro del Gallo project in Mexico. The Company has budgeted $12.9 million of capital spending in 2014 on this project in order to advance the project to a construction decision. This spending is expected to be sufficient to complete all permitting required to initiate construction, land and water rights acquisition, basic engineering of the mine processing facilities, metallurgical testing and a $2.5 million exploration program, including condemnation drilling. Given the significant decline in the gold price in 2013 the Company is committed to advancing the project to a construction decision with a limited investment and will make a construction decision based on the market conditions and the return expected from the project in mid-2014.

The May 2012 Definitive Feasibility Study (“DFS”)2 on the Cerro del Gallo project contemplated only a phase one (“Phase I”) heap leach of 4.5 million tonnes per year of oxidized and partially oxidized ore for

__________________________
2Refer to “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico, Effective Date: 11th May 2012, Report Date: 29th June 2012” filed on www.sedar.com.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

7.2 years of production. In March 2011, a preliminary assessment identified a potential phase two (“Phase II”) addition of carbon-in-leach (“CIL”) processing of fresh rock commencing in year 5.

Following its acquisition of the Cerro del Gallo project, Primero commenced an assessment of the alternatives to the long term development of the project which include a heap leach only operation (Phase I), an accelerated timetable for the CIL processing facility (Phase II) and a CIL only operation (see RECENT CORPORATE DEVELOPMENTS – Acquisition of Cerro del Gallo above). This assessment was completed in Q4 2013 and concluded that the Phase I as defined in the DFS would be retained. The DFS estimated capital expenditures of $154 million for the Phase 1 heap leach. The Company is currently completing permitting, land acquisition, engineering optimization and costing studies to bring the Phase 1 project to a construction decision by the end of Q2 2014.

The Company has potential future financial commitments related to its acquisition of Goldcorp’s 30.8% interest in the Cerro del Gallo project. These commitments are contingent payments based on meeting certain milestones or market conditions. The contingent payments include $8 million (the “First Contingent Payment”) after achieving commercial production on the phase I heap leach operation; $5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018; $14 million (“the Second Contingent Payment”) on announcement of a decision by Primero to construct the CIL mill for Phase II (“the Third Contingent Payment”), and $5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018 (“the Fourth Contingent Payment”). If all the contingencies are satisfied, the Company would be required to pay $32 million.

Recent Mexican tax reforms

On December 11, 2013, the Mexican President approved an extensive tax reform bill that has far reaching implications to the mining sector and taxpayers generally. The tax reforms are effective starting on January 1, 2014. The reforms include a tax-deductible mining royalty of 7.5% on taxable earnings before the deduction of interest, taxes, depreciation and amortization, with precious metals mining companies paying an additional 0.5% on precious metals revenue. In addition, the long term corporate tax rate remains at 30% rather than reduce to 28% as originally planned and deductions for accelerated depreciation of exploration costs and certain other capital expenditures are no longer allowed. Mining companies may be able to undertake community development projects that would be allowed as credits against the royalty, however this will require extensive consultation with federal, state and municipal governments and native communities.

The impact of the tax reforms on the Company is significant and is estimated to be approximately $14 million in 2014 assuming a $1,200 per ounce gold price. Everything else being equal, the impact reduces somewhat in later years due to higher deductions for depreciation and exploration costs resulting from the elimination of accelerated deductions for these items.

Proposed acquisition of Brigus

On December 16, 2013, the Company announced that it had entered into an arrangement agreement whereby Primero will acquire all outstanding common shares of Brigus pursuant to a plan of arrangement (see “RECENT CORPORATE DEVELOPMENTS - Agreement to acquire Brigus” above). The acquisition is expected to be funded through the issuance of approximately 41.2 million of the Company’s common shares based on an exchange ratio of 0.175 of a Primero common share for each outstanding Brigus common share. In addition, as part of the arrangement, Primero will lend Cdn$10 million to Brigus to capitalize a new company, Fortune Bay Corp. (which will own all of Brigus’ non-Ontario asset), and Brigus will complete a reorganization prior to consummation of the arrangement, which will result in each existing Brigus shareholder receiving 0.1 of a common share of Fortune Bay, and Primero indirectly acquiring 9.9% of the common shares of Fortune Bay.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

After closing of the transaction, the Company will be required to make a change of control offers for Brigus’ outstanding $50 million 6.5% convertible senior unsecured debentures and Cdn$24 million senior secured term notes at 100% and 105%, respectively, of their outstanding principal plus accrued interest. Assuming the debenture holders and note holders accept the offers (which is highly likely), the Company will be required to repay the debentures and notes, plus accrued interest within 60 days of completion of the arrangement. After such repayment, Brigus’ only outstanding debt will be approximately $18 million of capital leases. The Company expects that after repaymentof Brigus’ debentures and secured notes, the Brigus assets will have additional borrowing capacity, which could potentially allow the Company to increase the impending line of credit or arrange other financing.

Brigus’ principal asset is the Black Fox mine, which produced 98,710 ounces of gold during 2013. For the nine months ended September 30, 2013 (the most recent period for which Brigus has publicly released financial statements), Brigus generated $45.9 million of cash flow from operations. The Company plans to review Brigus’ operating and capital budgets with a view to expanding production and increasing cash flow from operations.

Related party transactions

At December 31, 2013, Goldcorp owned approximately 27% of the Company’s common shares. The Company has a promissory note outstanding to a wholly-owned subsidiary of Goldcorp. Interest accrues on the promissory note and is recorded within trade and other payables. A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the Promissory note on January 3, 2012. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company paid $7.8 million against the principal balance on February 21, 2013, in compliance with the free cash flow covenant contained in the promissory note. The third annual installment of $5 million plus accrued interest of $2.1 million was paid on December 31, 2013. The Company did not generate excess free cash flow (as defined in the promissory note) during the year ended December 31, 2013.

On December 19, 2013, the Company paid $8 million to a subsidiary of Goldcorp to acquire its 30.8 % interest in the Cerro del Gallo project, which increased the Company’s interest to 100%. On August 7, 2012, the Company repaid the $30 million convertible note due to Goldcorp by issuing 8,422,460 common shares and paying accrued interest of $1.9 million in cash.

During the year ended December 31, 2013, $0.9 million (2012 - $2.5 million) was paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value. As at December 31, 2013, the Company had an amount payable of $2.8 million outstanding to DMSL (2012 -$2.3 million). As at December 31, 2013, the Company had an amount owing from Goldcorp Inc. of $nil (2012 - $0.3) .

Shares issued

On May 22, 2013, the Company issued 17,983,956 common shares as consideration for the acquisition of all issued and outstanding common shares of Cerro (see “RECENT CORPORATE DEVELOPMENTS -Acquisition of Cerro del Gallo” above). On December 16, 2013, the Company issued 41,457 common shares as consideration for awards issued under the Directors PSU plan. In addition, during the year ended December 31 2013, the Company issued 495,000 common shares upon the exercise of stock options.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

During the year ended December 31, 2012, the Company issued 8,422,460 shares to Goldcorp upon the conversion of the $30 million convertible note and 523,331 shares upon the exercise of stock options

Outstanding Share Data

Shareholders’ equity as at December 31, 2013 was $661.1million compared to $571.7 million as at December 31, 2012.

Share Capital

As at December 31, 2013, the Company had 115,726,035 common shares outstanding (97,205,622 as at December 31, 2012). As at the date of this MD&A, the Company had 115,826,035 common shares outstanding.

Options

As at December 31, 2013, the Company had 7,963,990 options outstanding with a weighted average exercise price of Cdn$5.85; of these 7,773,990 were exercisable at a weighted average exercise price of $5.90. As at the date of this MD&A, the total number of options outstanding was 7,863,990, of which 7,673,990 are exercisable.

Common Share Purchase Warrants

As at December 31, 2013, the Company had a total of 20,800,000 common share purchase warrants outstanding with a weighted average exercise price of Cdn$8.00 per share. As at the date of this MD&A, the total number of common share purchase warrants outstanding was 20,800,000, all of which are exercisable. On February 6, 2012, 476,980 brokers’ warrants with an exercise price of Cdn$6.00 expired.

PSUs exercisable into shares

As at December 31, 2013 and the date of this MD&A, the Company had 162,118 Directors PSUs outstanding, which vest and expire between December 1, 2014, and December 31, 2015. A person holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the number of Director PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company). If no election is made, the Company will pay out such Directors’ PSUs in cash. As at December 31, 2013 and the date of this MD&A, the Company had 412,094 PSUs outstanding under the 2013 PSU Plan (“2013 PSUs”), which vest and expire between May 10, 2014, and December 31, 2016. A person holding 2013 PSUs is entitled to receive at vesting, at the Company’s option, either (1) a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of 2013 PSUs (subject to the total number of common shares issuable at any time under the 2013 PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company) or (3) a combination of cash and shares.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

ADOPTION OF NEW ACCOUNTING POLICIES

Changes in accounting policies

The Company has made no changes to its accounting policies during the year ended December 31, 2013.

Recent pronouncements issued

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”). The amendments are effective for annual periods beginning on or after July 1, 2012. The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the Consolidated Statement of Operations from those that will not be reclassified. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The Company applied the amendments to IAS 1 effective January 1, 2013 and accordingly has grouped OCI items as required for both the current and comparative period.

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 - Consolidation- Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power over the investee to direct relevant activities and exposure to variable returns before control is present. The Company adopted IFRS 10 on January 1, 2013 on a retrospective basis; there has been no impact upon the Company’s financial statements as a result of the adoption.

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investmentsin Associates and Joint Ventures (amended in 2011).

The Company adopted IFRS 11 on January 1, 2013 on a retrospective basis. There was no impact on the Company’s financial statements in the prior period. The Company accounted for its investment in the entity which owns the Cerro del Gallo project as a joint operation until December 19, 2013 when it purchased the remaining 30.8% of the Cerro del Gallo project from Goldcorp Inc. The Company now consolidates 100% of the subsidiary which owns the Cerro del Gallo project.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 relates to how to measure fair value, not what should be measured at fair value. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activities in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The IFRIC allows a company to determine a measure to allocate costs between inventory produced and the stripping activity asset; the IFRIC provides examples of measures.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. The Cerro del Gallo project is planned to be an open pit mine. The Company will apply the provisions of IFRIC 20 to the Cerro del Gallo project and develop a policy for allocation of costs once stripping activity begins.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company: As of January 1, 2015, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company is currently assessing the impact that IFRS 9 will have on its financial statements.

CRITICAL ACCOUNTING POLICY – DEPLETION OF MINING PROPERTIES

Mining properties are depleted using a units-of-production basis over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. Depletion is calculated on a mine-by-mine basis. During the year ended December 31, 2013 and prior periods, the Company had one operating mine, San Dimas, which contains mineralization that is segregated into reserves (including proven and probable), resources (including measured, indicated and inferred) and exploration potential.

The definitions applied by the Company in respect of the various categories of mineralization are as follows:

a)

Mineral Reserve - the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

b)

Measured mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
c)

Indicated mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

d)

Inferred mineral resource - that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

e)

Exploration potential – mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s acquisition fair value determination, but without the necessary level of measurement precision to enable it to be classified as a mineral reserve or resource as defined by NI 43-101.

During the year ended December 31, 2013, the Company changed the depletion estimation methodology for the San Dimas mine. This change in methodology is considered a change in estimate and has been accounted for prospectively from October 1, 2013. Prior to the change in estimate, the total mining property capitalized in respect of the San Dimas asset was depleted on a units-of-production basis over 100% of reserves (which includes measured and indicated resources) and 75% of each of inferred resources and exploration potential. The depletion estimation methodology was revised in order to divide the capitalized total mining property in respect of the San Dimas asset into a depletable component and a non-depletable component. The value assigned to the depletable component is equal to the value assigned to reserves and inferred resources of the San Dimas asset. The value assigned to the non-depletable component is the value assigned to the exploration potential of the San Dimas asset. The allocation of values to the reserves, inferred resources and exploration potential of the San Dimas asset is based on the discounted cash flow analysis of the Company’s life-of-mine plan. The depletable component of the capitalized total mining property is depleted over 100% of reserves and a portion of resources included in the Company’s life-of-mine plan. The non-depletable component is not depleted but, in combination with the depletable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable. This change in estimate did not have a material impact on the Company’s depletion expense in the current period and is not expected to have a material impact in future periods.

Values attributable to the reserves, resources and exploration potential of the San Dimas asset were originally assigned to each of these three categories of mineralization based on the Company’s purchase price allocation on the date of acquisition of the San Dimas mine. The purchase price allocation was based on a discounted cash flow analysis based on the Company’s life-of mine-plan. At least annually, the Company updates its reserve and resource statement which is used, in combination with other technical and operating data, to update its life-of-mine plan. As at December 31, 2011, the Company changed its reserve and resource estimation methodology from a polygonal approach to a geostatistical approach, which resulted in reclassifications of a portion of reserves to inferred resources and a significant amount of inferred resources to exploration potential. Amounts were reallocated to the three categories of mineralization based on the Company’s updated life-of-mine plan, which reflected the reclassifications resulting from the change in estimation methodology. Since December 31, 2011, the recognized values (before accounting for depletion) of reserves, inferred resources and exploration potential have changed due to capital expenditures incurred and transfers resulting from reserve and resource statement updates.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Prior to the change in depletion estimation methodology, the Company included 100% of the value of the San Dimas mining property in the depletion calculation. As a result of the change in depletion estimation methodology for the San Dimas mine, the Company assigned a value of $282.2 million to the depletable component as at October 1, 2013, which value is attributable to the mine’s reserves and resources, and $106.8 million to the non-depletable component as at October 1, 2013, which value is attributable to the mine’s exploration potential. The depletable component is depleted over 100% of reserves and 75% of resources for the three-months ended December 31, 2013. The non-depletable component is not depleted.

Each year, coincident with the updated reserve and resource statement and preparation of the updated life-of-mine plan, the Company expects that a portion of resources will be transferred to reserves and a portion of exploration potential will be transferred to resources. As a result, the category of non-depletable mineralization is expected to reduce and, in the absence of further additions to exploration potential, eventually be fully classified within the depletable component.

When considering the percentage of inferred resources to include in the depletion base of the depletable component, management considered what portion of the Company’s inferred resources are expected to be classified as measured and indicated resources, and if economically recoverable, are expected to be included in proved and probable reserves. In completing its assessment as to which resources to include so as to best reflect the useful life of the mine, management considered resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources needed to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes into account management’s view of the gold price and exchange rates.

In addition, in order to determine which proportion of resources should be included in the depletion base, management considered the existence, commercial viability and potential economic recovery of such resources based on historical experience and available geological and drilling information of the area under consideration and other operations/parts of the mine, that are contiguous to the area under consideration. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain of the inferred resources, are included in the calculation of depletion.

Inferred resources are established based on more limited information than measured or indicated resources and reserves. The Company has risk-weighted the inferred resources included in the San Dimas depletion calculation considering the following factors:

i.	Both historic and recent rates of conversion of inferred resources to reserves at the San Dimas mine;

ii.

The nature of the ore deposit and the physical characteristics of the mine site. Exploration from the surface at San Dimas is challenging due to topographical challenges and accordingly the definition drilling required to establish resources is delayed due to the time required to develop access to underground drilling stations. This delay has historically limited the quantity of reserves that can be identified for future mining at San Dimas at any point in time. Accordingly, the San Dimas mine has historically had a short reserve life, however, management is confident that inferred resources and exploration potential will convert to reserves as development progresses;

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
iii.

Management is required under IFRS to assess the useful life of the San Dimas mine and management believes that inclusion of a portion of inferred resources provides a more accurate estimate as the useful life of the San Dimas mine for calculation of depletion expense. Estimating the useful life of the San Dimas mine without inclusion of a portion of inferred resources would, in management’s opinion, result in an inappropriately short estimate of the life of the San Dimas mine;

iv.

The change in reserve and resource estimation methodology as at December 31, 2011 from a polygonal approach to a geostatistical approach, which resulted in a transfer of estimated mineral reserves to inferred resources and the reclassification of a substantial portion of inferred resources to exploration potential. Given the high proportion of inferred resources previously classified as proven and probable reserves under the polygonal method, management has a high level of confidence that these inferred resources will be converted into production.

Based on these factors, the Company determined for periods prior to the adoption of the component methodology discussed above to include 100% of probable reserves and 75% of each of inferred resources and exploration potential in the depletion calculation for the year ended December 31, 2012 and the nine months ended September 30, 2013. For periods following the change in depletion estimation methodology, the Company has determined to include 100% of probable reserves and 75% of inferred resources in the depletion calculation for the three months ended December 31, 2013. The Company believes that inclusion of both probable reserves and 75% of inferred resources and, where applicable, exploration potential, in the depletion calculation is supported by the long mining history at the San Dimas mine with an average historical conversion rate of approximately 90% of inferred resources into reserves.

Future capital expenditures necessary to access these inferred resources have been taken into account when determining the pattern of depletion charge for these operations. These costs are included in the life-of-mine plan and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work.

Depletion expense is calculated on a units-of-production basis over the estimated useful life of each mining property, being the number of production units expected to be obtained from the property. From January 1, 2012 to September 30, 2013, the entire mining property capitalized for the San Dimas asset was depleted on a units-of-production basis that included 100% of reserves (which includes measured and indicated resources) and 75% of inferred resources and exploration potential. Commencing as of October 1, 2013, the San Dimas asset is divided into a depletable pool, attributable to reserves (which includes measured and indicated resources) and inferred resources, and a non-depletable pool, attributable to exploration potential. For the three months ended December 31, 2013, the value assigned to the depletable component was $282.3 million and the value assigned to the non-depletable component was $106.8 million.

For the year ended December 31, 2012 and the nine months ended September 30, 2013, the San Dimas asset was depleted based on inclusion of 100% of reserves and 75% of inferred resources and exploration potential. For the year ended December 31, 2012, this represented an average of 0.6 million ounces of reserves, 0.6 million ounces of inferred resources and 0.8 million ounces of exploration potential. For the nine months ended September 30, 2013, this represented an average of 0.7 million ounces of reserves, 0.6 million ounces of inferred resources and 0.8 million ounces of exploration potential. For the three months ended December 31, 2013, the depletable pool was depleted on a units-of-production basis based on inclusion of 100% of reserves and 75% of inferred resources. For the three months ended December 31, 2013, this represented an average of 0.7 million ounces of reserves and 0.6 million ounces of inferred resources.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

For the years ended December 31, 2013 and 2012, $14.3 million and $11.6 million , respectively, of development costs were included in the recognized value of mining properties of which $12.4 million and $10.0 million, respectively, were included in the depletable component. For the year ended December 31, 2013, $55.0 million of future development costs were included in the calculation of depletion expense.

Depletion expense for the year ended December 31, 2013 was $25.6 million (2012 - $18.9 million). Had the depletion expense been calculated without inclusion of inferred resources and, where applicable, exploration potential, and related future development costs, the depletion expense would have been $65.0 million (2012 - $70.5 million).

Due to the fact that the economic assumptions used to estimate the proved and probable reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the resources and proved and probable reserves may change from year to year. Changes in the proved and probable reserves and inferred resources used in the life-of -mine plan may affect the depletion calculation and such changes are recognized prospectively.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

The Company has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

Determination of useful lives of property, plant and equipment

Assets other than mining interests are depreciated using the straight-line method. Should the actual useful life of the property, plant or equipment vary future depreciation charges may change.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the costs of mining ore in process as work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to income and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s income and working capital. At December 31, 2013, the average costs of inventories are significantly below their net realizable values.

Mining interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized where they meet the Company’s criteria for capitalization.

Mining properties are depleted using a units-of-production basis over a mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. If a mine has significant parts with differing useful lives, depletion is calculated based on the useful life of each part. For certain mines, including the San Dimas mine, the Company may segregate the recognized value of the mine between its “depletable” and “non-depletable” parts. For the San Dimas mine, the value assigned to the depletable component is that which is recognized in respect of the mine’s reserves and resources, while the value assigned to the non-depletable component is that which relates to exploration potential. If estimates of the value of the “depletable” and “non-depletable” parts of a mining property prove to be inaccurate, this could increase the amount of future depletion expense which would reduce the Company’s net income and net assets.

The Company depletes the San Dimas mine based on estimates of the production to be derived over the life of the mine that are attributable to proven and probable reserves and inferred resources. The Company has estimated that 100% of proven and probable reserves and 75% of inferred resources will be recovered. If these estimates of reserves and resources expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves and resources expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s income and net assets.

The Company reviews and evaluates its mining interests for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. The carrying amounts of the assets are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The Company bases its impairment calculation on detailed budgets and forecasts which are prepared separately for each of the Company’s Cash Generating Units (“CGU”) to which the individual assets are allocated. The Company currently has two CGUs, the San Dimas mine and the Cerro del Gallo project. These budgets and forecasts generally cover the life of the mine. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, an impairment is recognized immediately as an expense and the carrying amount is reduced to its recoverable amount. There has been no change to this policy as a result of the change in depletion estimate. The depletable and the non-depletable components of a mine together constitute one CGU. Impairment is assessed at the CGU level.

For the year ended December 31, 2013, due to the continued decline of consensus future gold and silver prices which are used to estimate the value in use, the Company performed impairment reviews of both the San Dimas mine and the Cerro del Gallo project. As a result of these reviews, the Company determined that neither property was impaired. In the future, if the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due, in the case of the San Dimas CGU, to the Mexican tax authorities changing their position with respect to their views on the appropriate price for the sale of silver under the silver purchase agreement, or in the case of either CGU to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves or mineralization expected to be recovered or otherwise, or because the Company has determined that the deferred costs may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s income and net assets.

Plant and equipment are depreciated over their estimated useful lives. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or increase the amount of future depreciation expense, both of which would reduce the Company’s income and net assets.

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. No goodwill has been recorded to date.

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. IFRS requires the Company to recognize the fair value of a decommissioning liability, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements, and changes to the discount rate used to present value the cash flows, both of which may result in a corresponding change to the carrying values of the related assets. Should the estimation of the reclamation and closure cost obligations be incorrect, additional amounts may need to be provided for in future which could lead to an increase in both the liability and associated asset. Should the reported asset and liability increase, the amortization expense in the statement of operations of the capitalized asset retirement cost would increase.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Taxation

The Company recognizes the future tax benefit related to deferred tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of deferred tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of current and deferred income taxes recognized by the Company, as well as deferred tax assets and liabilities recorded at December 31, 2013.

Share-based payments

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to the share-based payment reserve rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The significant estimations and assumptions included in the calculation of the fair value of the award are expected volatility, expected life, expected dividend rate and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of share-based compensation.

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Tax ruling in Mexico

The Company has taken the position that if the Mexican tax laws relative to the APA ruling do not change and the Company does not change the structure of the silver purchase agreement, the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver will continue for the life of the San Dimas mine. Should this judgment change, there would be a material change in both the income and deferred tax position recognized by the Company.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Liability to sell silver to Silver Wheaton Caymans

The Company has accounted for and presented the liability to sell silver to Silver Wheaton Caymans net within the mining interests rather than as a separate liability in the Company’s statement of financial position.

Componentization of property, plant and equipment

Assets are componentized for the purposes of depreciation. Should the componentization of assets change, depreciation charges may vary materially in the future.

Asset acquisitions

The Company has determined that the acquisition of Cerro was an asset acquisition rather than a business combination. This is considered a significant judgment that could have a material impact on the assets and liabilities recognized as well as any future depletion expense.

Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on the consolidated results of the Company.

Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the year ended December 31, 2013. At December 31, 2013, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis, planned development and exploration of its mineral properties, and other expansionary plans. At December 31, 2013, there were no externally imposed capital requirements to which the Company is subject and with which the Company had not complied.

Financial instruments

The Company’s financial instruments at December 31, 2013 consist of cash, trade and other receivables, trade and other payables, and debt.

At December 31, 2013, the carrying amounts of cash, trade and other receivables, and trade and other payables are considered to be reasonable approximation of their fair values due to their short-term nature. The fair value of the promissory note upon initial recognition was considered to be its face value and the promissory note has subsequently been carried at amortized cost. At December 31, 2013, the fair value of the promissory note was $27.3 million using a discounted future cash-flow analysis. At December 31, 2012 the fair value of the promissory note was $39.3 million.

RISKS AND UNCERTAINTIES

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Financial instrument risk exposure

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

(a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets, invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2013 is considered to be negligible.

The Company’s maximum exposure to credit risk at December 31, 2013 and 2012 was as follows:

		2013		2012
	$		$

Cash and cash equivalents		110,711		139,244
Trade and other receivables		4,794		3,792
Taxes receivable		10,224		5,914

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has developed a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2013:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
										December 31
				December 31, 2013						2012
		Within				Over
		1 year		2-5 years		5 years		Total		Total
	$		$		$		$		$
Trade and other payables and accrued liabilities		33,958		-		-		33,958		23,645
Share based payments		5,054		3,090		-		8,144		16,864
Promissory note and interest		6,678		23,584		-		30,262		45,196
Minimum rental and operating lease payments		2,530		2,269		-		4,799		2,836
Reclamation and closure cost obligations		-		4,790		26,557		31,347		28,869
Commitment to purchase plant and equipment		6,062		-		-		6,062		3,694
		54,282		33,733		26,557		114,572		121,104

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations and collection of receivables. Substantially all of the Company’s cash balances are held with Canadian-based financial institutions.

The total operating lease expense during the year ended December 31, 2013 was $0.8 million (2012 - $0.6 million).

(c)	Market risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, as such if the US dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in US dollar terms. The Company’s equity is denominated in Canadian dollars and as such the Company is subject to currency risk if the Canadian dollar depreciates against the U.S. dollar. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican entity whose taxable profit or loss is denominated in a non-US dollar currency. A small amount of expenses were also incurred in Australian dollars during the year ended December 31, 2013 in relation to the acquisition of Cerro. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2013, the Company recognized a loss of $0.8 million on foreign exchange (2012 - loss of $0.9 million). Based on the above net exposures at December 31, 2013, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $8.2 million increase or decrease in the Company’s after-tax net earnings (loss) (2012 - $4.5 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $2.1 million increase or decrease in the Company’s after-tax net earnings (loss) (2012 - $2.7 million).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has very limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

The table below summarizes the impact on profit after tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	Increase (decrease) in income after taxes
	for the year ended
	December 31, 2013	December 31, 2012
	$000s	$000s
Gold prices
10% increase	9,993	10,166
10% decrease	(9,993)	(10,166)

Silver prices
10% increase	1,511	1,405
10% decrease	(1,511)	(1,405)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Other risks and uncertainties

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2012, which is available on the Company’s website at www.primeromining.com or on SEDAR at www.sedar.com, or to the Company’s Annual Information Form for the year ended December 31, 2013, which is expected to be filed by March 31, 2013 and will be found under the Company’s profile at www.sedar.com.

APA ruling

In October 2012 the Company received an APA ruling on the appropriate price of silver sales under the silver purchase agreement. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming Primero continues to sell silver under the silver purchase agreement on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to record revenues and pay taxes on realized prices for the life of the San Dimas mine. There can be no assurance that Mexican tax laws applicable to the APA ruling will not change or that the Mexican tax authorities will not change their views on the appropriate price for the sale of silver under the silver purchase agreement. If the Mexican tax authorities determine that the appropriate price of silver sales under the silver purchase agreement is different than the realized price, Primero’s cash flows and earnings could be significantly adversely impacted.

Risks related to Brigus

On December 16, 2013, the Company announced that it has entered into an arrangement agreement with Brigus whereby Primero will acquire all outstanding common shares of Brigus pursuant to a plan of arrangement. The transaction will be carried out by way of a court-approved plan of arrangement and will require approval by at least 66 2/3% of the votes cast by the shareholders of Brigus at a special meeting. The issuance of the Company’s common shares in connection with the proposed transaction will require the approval of a majority of the shareholders of Primero voting at a special meeting. In addition to shareholder and court approvals, the proposed transaction will be subject to applicable regulatory approvals and the satisfaction of certain other conditions customary in transactions of this nature. The shareholder meetings are scheduled to be heldon February 27, 2014. There can be no assurance the shareholders will approve the transaction or issuance of shares or that the applicable regulatory approvals will be attained or the necessary closing conditions will be satisfied.

Assuming the Brigus acquisition is completed as planned, there can be no assurance that the assumptions underlying the acquisition will not be impacted by unanticipated changes in the business, industry or general economic conditions.

Effectiveness of internal control over financial reporting

The Company is required to maintain and evaluate the effectiveness of its internal control over financial reporting under National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. There is no assurance that the Company will be able to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal control over financial reporting is effective. The Company’s failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could result in the Company’s inability to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Disclosure controls and procedures

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures as at December 31, 2013. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

  pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no material change in internal controls of the Company during year ended December 31, 2013 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

As of December 31, 2013, an evaluation was carried out, under the supervision of the CEO and CFO, of the design and operating effectiveness of the Company’s internal controls over financial reporting. Based on this evaluation, the CEO and CFO concluded that the internal controls over financial reporting are designed and were operating effectively as at December 31, 2013 to provide reasonable assurance that the Company’s financial reporting is reliable and that the preparation of the Company’s financial statements for external purposes were prepared in accordance with IFRS.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Statement on Forward-Looking Statement Information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets and future gold and silver production. Forward –looking information and statements in this MD&A include those that relate to:

  the ability of the Company to expand production at the San Dimas mine, the ability of the Company to complete the acquisition of Brigus, the ability of the Company to identify appropriate future acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms, the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, and the anticipated results of the exploration programs at Cerro del Gallo, actual results of reclamation activities at the San Dimas mine, the estimation or realization of Mineral Reserves and Resources, the timing and amount of estimated future production (including from properties to be acquired from Brigus), capital expenditures and costs, including forecasted cash costs (including from properties to be acquired from Brigus), the timing of the development of new mineral deposits,
  the Company’s requirements for additional capital and ability to complete future financings, future prices of precious and base metals,
  expected ore grades, recovery rates, and throughput,
  that plant, equipment or processes will operate as anticipated, the occurrence of accidents, labour disputes, road blocks and other risks of the mining industry, the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine and the Cerro del Gallo project and projects which the Company intends to acquire from Brigus, the continuation of Mexican tax laws relative to the APA ruling, the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver, the ability of the Company to comply with environmental, safety and other regulatory requirements,

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
  expectations for the Cerro del Gallo project including the timing of activities to lead to a construction decision, the completion of development or construction activities, including the construction of the Cerro del Gallo mine, expectations regarding currency fluctuations,
  title disputes relating to the Company’s properties,
  the timing and possible outcome of pending litigation, and the ability of the Company to maintain effective control over financial reporting.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the Cerro del Gallo project will be developed in accordance with the Company’s plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the Sinaloa Graben/Central Block tunnel; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion at San Dimas, exploration and development plans; insufficient capital to complete mill expansion at San Dimas, development and exploration plans; risks associated with developing the Cerro del Gallo project; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete the Sinaloa Graben/Central Block tunnel or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2012 as filed on SEDAR ,as well as the Company’s Annual Information Form for the year ended December 31, 2013, which is expected to be filed by March 31, 2014, for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission.Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist.United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

On behalf of the Board

______________________
Joseph F. Conway
President, CEO and Director